SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP NUMBER)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106	13G	Page 2 of 11 Pages

1.	Names of reporting persons: Alan Jeffrey Buick Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☑
3.	sec use only
4.	citizenship or place of organization New York, United States of America
number of shares beneficially owned by each reporting person with	5.	sole voting power	0
	6.	shared voting power	127,641
	7.	sole dispositive power	0
	8.	shared dispositive power	127,641
9.	aggregate amount beneficially owned by each reporting person		127,641
10.	check box if the aggregate amount in row (9) excludes certain shares*
11.	percent of class represented by amount in row (9)		0.84%
12.	type of reporting person (SEE INSTRUCTIONS)*		IN

CUSIP No. 381119106	13G	Page 3 of 11 Pages

1.	Names of reporting persons: Trishield Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☑
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares beneficially owned by each reporting person with	5.	sole voting power	0
	6.	shared voting power	127,641
	7.	sole dispositive power	0
	8.	shared dispositive power	127,641
9.	aggregate amount beneficially owned by each reporting person		127,641
10.	check box if the aggregate amount in row (9) excludes certain shares*
11.	percent of class represented by amount in row (9)		0.84%
12.	type of reporting person (SEE INSTRUCTIONS)*		OO

CUSIP No. 381119106	13G	Page 4 of 11 Pages

1.	Names of reporting persons: Trishield Capital Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☑
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares beneficially owned by each reporting person with	5.	sole voting power	0
	6.	shared voting power	127,641
	7.	sole dispositive power	0
	8.	shared dispositive power	127,641
9.	aggregate amount beneficially owned by each reporting person		127,641
10.	check box if the aggregate amount in row (9) excludes certain shares*
11.	percent of class represented by amount in row (9)		0.84%
12.	type of reporting person (SEE INSTRUCTIONS)*		OO

CUSIP No. 381119106	13G	Page 5 of 11 Pages

1.	Names of reporting persons: Trishield Distressed Securities Fund LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☑
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares beneficially owned by each reporting person with	5.	sole voting power	0
	6.	shared voting power	127,641
	7.	sole dispositive power	0
	8.	shared dispositive power	127,641
9.	aggregate amount beneficially owned by each reporting person		127,641
10.	check box if the aggregate amount in row (9) excludes certain shares*
11.	percent of class represented by amount in row (9)		0.84%
12.	type of reporting person (SEE INSTRUCTIONS)*		OO

Item 1(a).                      Name of Issuer:

Golden Minerals Company

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

350 Indiana Street, Suite 800
Golden, Colorado 80401

Item 2(a).                      Name of Persons Filing:

Alan Jeffrey Buick Jr. (“Buick”)
Trishield Partners LLC (“Trishield Partners”)
Trishield Capital Management LLC (“Trishield Capital”)
Trishield Distressed Securities Fund LLC (“Trishield Fund” and collectively with Buick, Trishield Partners and Trishield Capital, the “Reporting Persons”)

Item 2(b).                     Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Persons is:

230 Park Avenue, 10th Floor
New York, NY  10169

Item 2(c).                      Citizenship:

Buick: New York, United States of America
Trishield Partners; Trishield Capital; and Trishield Fund are organized in Delaware, United States of America

Item 2(d).                      Title of Class of Securities:

Common Stock

Item 2(e).                      CUSIP Number:

381119106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240-13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)          [  ]          Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)          [  ]          Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)          [  ]          Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)          [  ]          Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)          [  ]          An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)            [  ]           An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)           [  ]           A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G);
(h)           [  ]           A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)            [  ]           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                               (15 U.S.C. 80a-3);
(j)            [  ]           Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)           [  ]           Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.                    Ownership.

A. Buick

(a) Amount beneficially owned:	127,641
(b) Percent of Class:	0.84%
(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	127,641
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of	127,641

B. Trishield Partners

(a) Amount beneficially owned:	127,641
(b) Percent of Class:	0.84%
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	127,641
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of	127,641

C. Trishield Capital

(a) Amount beneficially owned:	127,641
(b) Percent of Class:	0.84%
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	127,641
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of	127,641

D. Trishield Fund

(a) Amount beneficially owned:	127,641
(b) Percent of Class:	0.84%
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	127,641
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of	127,641

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons beneficially owns 127,641 shares of Common Stock, representing approximately 0.84% of the Common Stock.  Buick, Trishield Partners and Trishield  Capital do not directly own any shares of Common Stock, but each indirectly owns 127,641 shares of Common Stock.  Trishield Partners, a Delaware limited liability company, indirectly owns 127,641 shares of Common Stock as the sole managing member of Trishield Fund, a Delaware limited liability company which directly holds 127,641 shares of Common Stock.  Trishield Capital, a Delaware limited liability company, indirectly owns 127,641 shares of Common Stock because it serves as the investment manager of Trishield Fund.  Buick indirectly owns 127,641 shares of Common Stock in his capacity as sole managing member of Trishield Partners and Trishield Capital.

Item 5.                                Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.                                Identification and Classification of Members of the Group.

Not Applicable

Item 9.                        Notice of Dissolution of Group.

Not Applicable

Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2010

/s/ Alan Jeffrey Buick Jr.
Alan Jeffrey Buick Jr.

TRISHIELD PARTNERS LLC

By: /s/ Alan Jeffrey Buick Jr.
Name: Alan Jeffrey Buick Jr.
Title: Managing Member

TRISHIELD CAPITAL MANAGEMENT LLC

By: /s/ Alan Jeffrey Buick Jr.
Name: Alan Jeffrey Buick Jr.
Title: Managing Member

TRISHIELD DISTRESSED SECURITIES FUND LLC
By: Trishield Partners LLC, its managing member

By: /s/ Alan Jeffrey Buick Jr.
Name: Alan Jeffrey Buick Jr.
Title: Managing Member

EXHIBIT INDEX

Exhibits

1.	Joint Filing Agreement, dated February 14, 2010, among Alan Jeffrey Buick Jr., Trishield Partners LLC, Trishield Capital Management LLC and Trishield Distressed Securities Fund LLC.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of Golden Minerals Company is filed jointly, on behalf of each of them.

Dated:  February 14, 2010

/s/ Alan Jeffrey Buick Jr.
Alan Jeffrey Buick Jr.

TRISHIELD PARTNERS LLC

By: /s/ Alan Jeffrey Buick Jr.
Name: Alan Jeffrey Buick Jr.
Title: Managing Member

TRISHIELD CAPITAL MANAGEMENT LLC

By: /s/ Alan Jeffrey Buick Jr.
Name: Alan Jeffrey Buick Jr.
Title: Managing Member

TRISHIELD DISTRESSED SECURITIES FUND LLC
By: Trishield Partners LLC, its managing member

By: /s/ Alan Jeffrey Buick Jr.
Name: Alan Jeffrey Buick Jr.
Title: Managing Member